SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Compugen Ltd.
(Name of Issuer)

Ordinary Shares,  nominal value 0.01 New Israeli Shekels per Share
(Title of Class of Securities)

M25722105
(CUSIP Number)

Richard Gilden
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10019
212-715-9486

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

March 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

(Continued on following pages)

1)	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON Martin S. Gerstel
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 1,470,424
	8)	SHARED VOTING POWER 550,000
	9)	SOLE DISPOSITIVE POWER 1,470,424
	10)	SHARED DISPOSITIVE POWER 550,000
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,020,424
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%
14)	TYPE OF REPORTING PERSON IN

Item 1.                     Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the ordinary shares, NIS 0.01 par value per share (the “Ordinary Shares”), of Compugen Ltd., an Israeli company (the “Company”).  The principal executive offices of the Company are located at 72 Pinchas Rosen St., Tel Aviv, 69512, Israel.

Item 2.                     Identity and Background.

(a) - (c) This Statement is being filed by Martin S. Gerstel.  As of the date of this filing, Mr. Gerstel is the beneficial owner of an aggregate of 2,020,424 Ordinary Shares, representing approximately 6.07% of the Ordinary Shares presently outstanding.  Mr. Gerstel is the Chairman of the Board of the Company.  The business address of Mr. Gerstel is 72 Pinchas Rosen St., Tel Aviv, 69512, Israel.

(d) - (e)  During the last five years, Mr. Gerstel has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Gerstel was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Gerstel is a citizen of the United States.

Item 3.                     Source and Amount of Funds or Other Consideration.

Mr. Gerstel paid an aggregate of $5,572,058 for the purchase of the Ordinary Shares, as described in Item 4 below, from his personal funds, which include funds from a family-owned investment company.

Item 4.                     Purpose of Transaction.

Prior to the Company’s initial public offering, Mr. Gerstel acquired 245,563 Ordinary Shares at a price per share of $2.04 in 1998, 100,000 Ordinary Shares at a price per share of $3.03 on March 11, 1999, and 500,000 Ordinary Shares at a price per share of $1.75 on January 19, 2000, each for investment purposes.

Mr. Gerstel currently holds an aggregate of 625,000 Ordinary Shares underlying stock options, including 500,000 granted to Mr. Gerstel on October 29, 2009 in his then capacity as an executive officer of the Company and an additional 125,000 on April 15, 2010 in his current capacity as active Chairman of the Board.  166,656 of these shares are either currently exercisable or exercisable within 60 days of the date of this report.

From the date of the Company’s initial public offering until the date of this filing, Mr. Gerstel acquired 1,008,115 of the Ordinary Shares in the open market for investment purposes, as follows:

In March 2001, Mr. Gerstel acquired 659,635 Ordinary Shares in the open market at an average price of $5.08 per share.

In September 2001, Mr. Gerstel acquired 52,000 Ordinary Shares in the open market at an average price of $3.50 per share.

On July 24, 2002, Mr. Gerstel acquired 4000 Ordinary Shares in the open market at a price of $1.69 per share.

In August 2002, Mr. Gerstel acquired 100,000 Ordinary Shares in the open market at an average price of $1.70 per share.

In February 2003, Mr. Gerstel acquired 8,600 Ordinary Shares in the open market at an average price of $1.87 per share.

In November 2005, Mr. Gerstel acquired 32,680 Ordinary Shares in the open market at an average price of $3.00 per share.

In December 2008, Mr. Gerstel acquired 100,000 Ordinary Shares in the open market at an average price of $0.46 per share.

In March 2009, Mr. Gerstel acquired 50,700 Ordinary Shares in the open market at an average price of $0.46 per share.

In December 2009, Mr. Gerstel acquired 500 Ordinary Shares in the open market at an average price of $2.89 per share.

Except as set forth in this Item 4, Mr. Gerstel does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  Mr. Gerstel intends to review his investment in the Company on a continuing basis.  Depending on various factors including, without limitation, the Company’s financial position and business strategy, the price levels of the Ordinary Shares, other investment opportunities available to him, conditions in the securities markets and general economic and industry conditions, Mr. Gerstel may in the future take such actions with respect to his investment in the Company as he deems appropriate including, without limitation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional Ordinary Shares, selling some or all of his Ordinary Shares, engaging in short selling of or any hedging or similar transactions with respect to the Ordinary Shares and/or otherwise changing his intention with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.                     Interest in Securities of the Issuer.

(a)  As a result of the transactions described in Item 4 above, Mr. Gerstel may be deemed to beneficially own an aggregate of 2,020,424 Ordinary Shares, or 6.07% of the outstanding Ordinary Shares.

(b)  Mr. Gerstel has the sole power to vote or to direct the vote of and to dispose or direct the disposition of all of the Ordinary Shares he may be deemed to beneficially own as reported herein, except for 550,000 Ordinary Shares over which Mr. Gerstel has shared voting and dispositive power.

(c) Except as described above in Item 4, as amended hereby, Mr. Gerstel has not effected any transaction in the Ordinary Shares during the sixty days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 25, 2010

Signature: \s\ Mr. Martin Gerstel Name: Martin Gerstel